seifert@maitland.com

02195

September 15, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Charito A. Mittelman
Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Dittybase Technologies, Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form 20-F (the “Form”)
Filed August 11, 2005 - File No. 0-51082

We are writing in response to your letter of August 30, 2005 in the above matter.

We have made changes to the Form as required by your comments. Both clean and black-lined copies of the Form are included in this paper filing. The Form has been filed on EDGAR in both black-lined and clean versions, along with a copy of this letter.

All amendments have been made to the Form as a result of the unaudited financial statements for the six month period ended June 30, 2005, which are attached to the Form. In addition, all exchange rate information has been updated to August 31, 2005 as has some information in the Form where required.

The following responses have followed the heading and numbering system contained in your August 30th letter.

1.	The risk factor regarding possible conflicts of the Company’s directors and officers has been reinserted in the document in the form originally submitted to you. See risk factor (q) on page 10.

Risk Factors

The Company has not determined whether it meets the definition of passive foreign investment company...

2.	We expanded risk factor (w) to define the circumstances under which the Company may be classified as a passive foreign investment company. See page 11.

Piracy of music and illegal downloads

3.	We have deleted the mitigating language from risk factor (w) and expanded the risk as requested. See page 11.

Business Overview

During the year ended December 2004

4.
We have previously filed the two agreements used by the Company for all of its dealings with its clients. The two agreements were “Music Library License Agreement” and “Music Partner License Agreement”. The agreement entered into with each of the dBC musicians was the “Music Partner, License Agreement”. We again comment that it is the Company’s opinion that the agreements with the dBc musicians are agreements in the ordinary course of the Company’s business. No one musician generates more than 10% of the Company’s current revenue. The musicians have all executed the same agreement, the only differences being the payment and term provisions.

Industry Overview

5.	This section has been revised to omit references to the year 2008. We trust the amendments made to this section respond satisfactorily to this comment. See page 16.

The disclosure has also been expanded to explain the NMPA report more clearly as well the fact that the participants to the survey are voluntary. See page 17.

Fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000

6.	We have revised this section as requested. See page 25.

Trend Information

7.	Revisions to the section have been made as requested. See page 27.

Major Shareholders and Related Party Transactions

8.
With regard to the June and July issuances disclosed in Amendment No. 3, and to the August issuances disclosed in this Amendment No. 4, the Company relied on Rule 506 of Regulation D under the 1933 Act in each case, as each investor advised the Company that they satisfied one or more of the categories of U.S. Accredited Investment as that term is defined in the 1933 Act.

Consolidated Statements of Operations

9.	The requested revisions have been made to both the audited financial statements and the unaudited financial statements attached to the Form.

10.	All amendments have been made throughout the Form to take into the account the updated interim financial statements for the six months ended June 30, 2005.

We note your comments that additional comments made be made upon your review of the interim statements. An updated consent of the auditor with regard to the revised audited statements is attached as an Exhibit.

We trust the above and the revisions made to the Form satisfactorily respond to the comments contained in your August 20th letter, and that the amended financial statements will be found in order.

Yours very truly

MAITLAND & COMPANY

“Michael L. Seifert”

Michael L. Seifert

:mam
encls.